82-913

J Sainsbury plc

04 FEB 23 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 12 February 2004

04010026

Dear Sir

Outcome To Exchange Offer

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 12 February 2004 in respect of the Outcome to Exchange offer.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dw 2/24

J Sainsbury plc
(Incorporated and registered in England and Wales under the Companies Acts 1908 to 1917)

NOTICE OF OUTCOME TO EXCHANGE OFFER TO HOLDERS OF

Store Finance plc
£300,000,000 Asset Backed 6.50 per cent. Bonds due 2007
(ISIN: XS0124072629; Common Code: 012407262)
(the "Bonds")

J Sainsbury plc ("Sainsbury's") has today announced the results of the offer made to the holders of the Bonds listed above to exchange such Bonds for new securities ("Sainsbury Exchange Securities") to be issued by Sainsbury's (the "**Exchange Offer**"). Acceptances in aggregate of 99.9% of the total outstanding principal amount of the Bonds have been received and Sainsbury's has declared its unconditional acceptance of all Bonds tendered for exchange.

The Sainsbury Exchange Securities will bear interest at a fixed rate of 5.25 per cent payable annually in arrear. The Issue Price of the Sainsbury Exchange Securities is 99.729 per cent. The Exchange Price for the Bonds is 104.477585 per cent. The Exchange Ratio, calculated as (i) the Exchange Price divided by (ii) the Issue Price, is 1.047615. Holders of each £1,000 principal amount of Bonds tendered will receive Sainsbury Exchange Securities (rounded down to the nearest integral multiple of £1,000) equal to the product of £1,000 and the Exchange Ratio.

The Settlement Date of the Exchange Offer is expected to be Thursday, 19 February 2004.

The Exchange Offer is being made upon the terms and subject to the conditions set out in the Exchange Offer Memorandum dated 29 January 2004.

EXCHANGE AGENT

The Bank of New York
One Canada Square
London E14 5AL

Dated 12 February 2004

J Sainsbury plc

04 FEB 23 AM 7:21

J Sainsbury plc
33.Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 29 January 2004

Dear Sir

Change to IT Finance

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 29 January 2004 in respect of the Company's IT Financing.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

29 January 2004

Sainsbury's simplifies financing of IT contract with Accenture

J Sainsbury plc ("Sainsbury's") today announces a proposal to simplify the financing structure of its extended outsourcing contract with Accenture.

In November 2000, Sainsbury's Supermarkets Ltd outsourced its IT re-development and operations to Accenture for a period of seven years through an intermediary company Swan Infrastructure plc ("Swan") (Note 1). Sainsbury's will complete its business transformation programme by summer 2004, including the re-development of its IT systems. In November 2003 Sainsbury's announced a three-year extension to the contract with Accenture, negotiated at reduced costs.

Peter Davis, group chief executive of Sainsbury's said "We are pleased with the work that Accenture has completed on our behalf and we have extended our relationship as our new IT infrastructure becomes fully operational."

"We would now like to acquire Swan to create a direct commercial relationship with Accenture, as we near completion of our business transformation programme this summer."

Sainsbury's is proposing to acquire Swan (Note 2) as follows:

- £6m in cash for the acquisition of the share capital and the repayment of the subordinated debt of Swan Infrastructure Holdings Ltd,
- £234m to discharge bank debt in Swan from Sainsbury's existing cash resources,
- £313m by way of an exchange of bonds issued by a member of the Swan group, Store Finance plc, for similar term bonds to be issued by Sainsbury's (the "Exchange Offer").

The Exchange Offer is made upon the terms and is subject to the conditions set out in the Exchange Offer Memorandum dated 29 January 2004 (Note 3).

The proposed transactions have been discussed with Moody's Investor Services and Standard & Poor's. As a result Sainsbury's believes that the transactions would have no impact on the company's existing credit ratings.

Under the proposed transactions, Sainsbury's would acquire IT assets to an approximate value of £553m and depreciate them in accordance with Sainsbury's accounting policies. The estimated impact of these transactions in the year 2004/05 would be to increase Sainsbury's net debt by £553m, EBITDA by £155m, depreciation by £100m and financing costs by £30m, resulting in a net reduction in costs of £25m (Note 4).

Peter Davis said "The net reduction in costs will provide Sainsbury's with additional resources to develop our customer proposition, by investing in quality and innovation and improving further our competitive offer, as we move towards trading our business harder from summer 2004."

Notes

1. The Swan group is independent of Sainsbury's and comprises Swan Infrastructure Holdings Ltd and its wholly owned subsidiaries Swan Infrastructure plc and Store Finance plc.

2. As at 31 December 2002 (the date of its last audited accounts), Swan Infrastructure Holdings Ltd had net liabilities of £429m. Under Swan's accounting policies, which expense all IT expenditure in the year in which it is incurred, Swan Infrastructure Holdings Ltd made a loss on ordinary activities before taxation of £213m for the year ended 31 December 2002.
3. The Exchange Agent with respect to the Exchange Offer is The Bank of New York. Copies of the Exchange Offer Memorandum may be obtained from The Bank of New York, One Canada Square, London E1 5AL.
4. The financial impact of these transactions arises because under the current Swan IT contract, Sainsbury's charges a composite service fee to profit which covers operational IT services, capital expenditure, debt servicing and repayment.

For enquiries

Investor Relations	Lynda Ashton	Tel: +44 (0) 20 7695 7162
Media	Pip Wood	Tel: +44 (0) 20 7695 6127